Exhibit 4.3

DESCRIPTION OF COMMON STOCK

The following description of Mr. Cooper Group Inc.’s common stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware and the complete text of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws filed as Exhibits 3.1 and 3.3, respectively, to its Annual Report on Form 10-K. We encourage you to read that law and those documents carefully.
Our authorized common consists of 300,000,000 shares of Common Stock, par value $0.01 per share. As of February 21, 2020 there were 91,117,909 shares of Common Stock outstanding and no preferred stock has been issued.
Each share of Common Stock is entitled to one vote on all matters properly presented at a meeting of shareholders. Except as otherwise provided by law, the holders of Common Stock vote as one class. Except as otherwise required by law, holders of shares of Common Stock will not be entitled to vote on certain amendments to the Certificate of Incorporation that amend, modify or alter the terms of certain series of preferred stock, if the series excludes the right to vote on such amendments. Holders of Common Stock may not cumulate their votes in the election of directors, and are entitled to share equally in the Common Stock dividends that may be declared by our Board of Directors, but only subject to the rights of the holders of preferred stock. Holders of our Series A Preferred Stock are entitled to vote together with holders of the Common Stock on an as converted basis and also have certain special voting rights on matters related to the preferred shares.
The number of directors that constitute the entire Board of Directors shall not be more than eleven, and the Board of Directors currently consists of nine directors. Wand Holdings has the right to appoint two of our directors pursuant to the Investor Rights Agreement.
Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of Common Stock share ratably in the assets remaining after payments to creditors and provision for the preference of our preferred stock. Shares of preferred stock are entitled to their liquidation preference upon such a liquidation.
There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.
The affirmative vote of the holders of at least eighty percent (80%) of the voting power of the issued and outstanding shares of Common Stock and the issued and outstanding shares of preferred stock, if any, entitled to vote generally with the Common Stock on all matters on which the holders of Common Stock are entitled to vote, voting together as a class, is required to adopt any provision inconsistent with, or to amend or repeal any provision of, Articles X (Liability of Directors; Indemnification), XI (Amendment) or XII (Business Opportunities), of the Certificate of Incorporation.

Exhibit 4.3

Article VIII of the Certificate of Incorporation provides that, without the approval of our Board of Directors, (i) no person (or group of persons treated as a single entity under Treasury Regulation Section 1.382-3) will be permitted to acquire, whether directly or indirectly, and whether in one transaction or a series of related transactions, any of our stock or any other instrument treated as stock for purposes of Section 382, to the extent that after giving effect to such purported acquisition (a) the purported acquirer or any other person by reason of the purported acquirer’s acquisition would become a Substantial Holder (as defined below), or (b) the percentage stock ownership of a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased; and (ii) no Substantial Holder may dispose, directly or indirectly, of any class of our stock or any other instrument treated as stock for purposes of Section 382. A “Substantial Holder” is a person that owns (as determined for purposes of Section 382) at least 4.75 percent of the total value of our stock, including any instrument treated as stock for purposes of Section 382.